UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Zeehaus Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 28, 2016

Physical address of issuer
1390 Market St, Suite 200, San Francisco, CA 94102

Website of issuer
https://zeehaus.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.00% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.00%) of the total number of Crowd Notes sold by the issuer in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
November 5, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	As of August 18, 2018	**Most recent fiscal year-end (December 31, 2017)**
Total Assets	$50,960	$3,025
Cash & Cash Equivalents	$50,960	$3,025
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$5,599	$105,878
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	-$1,259	$0
Net Income	-$130,775	-$102,854

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 12, 2018

FORM C/A

Up to $1,070,000.00

Zeehaus Inc.



Explanatory Note

Because Learning, Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on September 6, 2018 (the "Form C"). This Amendment is filed to add a webinar transcript (Exhibit A).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Justin Lee
(Signature)

Justin Lee
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Justin Lee
(Signature)

Justin Lee
(Name)

CEO
(Title)

October 12, 2018
(Date)

EXHIBITS
Exhibit A   Webinar Transcript

Exhibit A
Webinar Transcript

Roberto Gutierrez:	Alright. Well, hello everybody. Welcome to our Zeehaus webinar today. I'm here with Justin Lee. He is going to walk you through the Zeehaus Investor Deck. If you have any questions, please put them in the chat bar and I will share those questions with Justin, and he will address them.
	Thank you and go ahead Justin.
Justin Lee:	Thanks Roberto. This is Justin. Founder and CEO of Zeehaus. Thank you for joining us. Today's call we'll go through a quick presentation and we will leave the rest for Q&A.
	So let me start at slide three. What does Zeehaus do? It is an equity sharing market place in block chain base, excuse me, your community. We're here to connect real estate investors with home owners and home buyers to share ownership equity, creating a new way to invest in fractional assets while helping achieve home ownership.
	On quick point I want to make here, two investment opportunities. One is investment in new home buyers and the other is for existing home owner cash out. We will go over that in a second.
	There's a tremendous amount of untapped equity for current homeowners and the only option they have is selling full property or getting high interest equity loan. I've personally gone through lots problems trying to buy my own homes. A couple of years ago I had a very difficult time qualifying for a mortgage due to delay, processing errors, and missed opportunities.
	I work with a lot of Chinese investors who had trouble getting money out of China. We had to stop real estate projects and house flipping deals. Real estate industry has been very stagnant. Regardless of how we innovate a mortgage closing process, entire buying process is very slow with inefficiency, costly title transfer, escrow fees, lack of liquidity.
	So what are we trying to accomplish in phase one? We're launching the services for home owners to get cash. This require less capital and simpler models. In phase two, I work with home buyers to achieve home ownership while giving investors a new way to invest with actual ownership. With tax benefits and everything that come with it.
	Here we talk about our go to market strategy and how we build our business. First we are building communities. Everyone wants to be engaged. Real estate contracts user gets rewarded for advertising by real estate agent and doing things like sharing posts. Our initial goal to complete 100 transactions for homeowners. We're working offline with an investor in the B2C model business consumer, and many of them Chinese investors, they're overseas, and the US, and globally.

On these slides we talk a little bit about opportunity in real estate advertising. As we are base our community on block chain, where we're building a community where verified user can receive advertising without disclosing your identities, improving that efficiency, no more paper, mail papers, that real estate agents do and spend a lot of money on. No more social media search agent company making billions of dollars. We're paying users for doing things on our community, clicking, sharing posts, again, receiving emails.

Our target area for the US in the next couple of years we are definitely focusing on high and more stable US regions: Bay Area, Dallas, Seattle, Phoenix, and moving to the East coast as we expand. Please also note that we are looking to expand internationally. Equity sharing is in my opinion a trend that most of the global countries have problems that we can definitely help solve and many country in Asia, Pacific, Canada, UK, European countries are great models for equity sharing opportunities.

Here we explain the use of funds. If we raise closer to the lower end, most of it will be spent on salary or personnel. If we raise more on the higher end, additional fund will be used in marketing expenditure. So that just dictates how fast we can ... where our business and when we need to seek the next funding.

Let's talk about our road map. We cover phase one and phase two throughout the conversation and for phase three we're planning to start the use tokens for real estate transaction. We want to leverage watching advertising for or recording ownership and to use tokens obviously we need license approval. So that's what we've been working on, that's why it's in phase three, but that obviously is the key to help global investments and simplify lowering the cost of currency exchanges.

We want to do everything the right way. The KYCMLs are critical to us. We're in the real estate investment business. So, we'll do the right way. We take our time and make sure that everything's done correctly within the regulatory framework.

In phase four, this is when we start helping home buyers, the new home buyers, to qualify for a mortgage. Seems every contract for under equity sharing ownership has a minimum three year waiting period.

In this slide we go into a little bit more detail about the phase two and phase three related to home buying, equity sharing model, and block chain. Where our technology we have developed over the digital property purchase platform, and we have filed patent for this that's pending. From the prescreening, for qualification process, KYCML process, fractional purchase, pay all management signing, as well as block chain while it's using sellers in hyper ledger entire platform. Is fully digital and automated for investors.

An investor can sell investment to another one, anyone, pretty much any time without the whole property being sold.

Regarding ownership management, each investor ownership is legally reported on the trust and also in block chain. The reason we're using trusts, is because currently block chain is not accepted as the ownership vehicle. So, using trusts allows us to store the investor as a beneficiary of the trust and allows to change the investor ownership without going to the county to record all the paperwork.

At the same time we're protecting investors' ownership and record everything and removing the entire property ownership onto block chain. So every ownership transfer every data, whether it's one percent or 100%, are recorded and secure on block chain. We're not going to get ahead of ourself, because we're simply recording data on block chain, that's not the reality today, right?

Using the trust and block chain we're creating utility, which transparent, strong community to change real estate. Transparency and lower the intra barrier, help with cheap ownership.

Lastly, talk about our team. We have a dedicated executive team and a CEO with background in finance, technology, real estate. I graduated from Cornell, started at Merrill Lynch as an analyst, spent 15 years, after that Accenture. Most of my career as a data/ERP consultant. I also worked at a BI startup prior to starting Zeehaus. Chris is our COO, very experienced in block chain and token sale as well as executive recorders. He's running our day to day operations. Hila is a season marketing pro with a couple of successful start up exit prior to joining Zeehaus. She was a CMO with Modern Message with community for apartment and renters.

We have two very strong advisors who are both focusing sells and running business. Both built successful businesses.

That's it. This wraps our conversation. We open up for Q&A.

Roberto Gutierrez: Thank you, yeah if anyone has any questions feel free to type them in the chat bar there. Otherwise, I do have a few questions for you there.

So, first question, how does Zeehaus generate revenue?

Justin Lee: Sure, thanks Roberto. So in phase one we're planning to generate revenue by charging home owners a percentage, expect to be 2-3%, 2-4% of the property value that we funded for cash out. We also plan to charge a small percentage for advertising that the advertiser paid to customers. Also in the 10-15% range. So if somebody clicks and gets a dollar we take 10-15 cents. In a later phase we anticipate our revenue to be mainly coming from equity sharing model for home buyers. That will be a percent, 10-15%, of the monthly payment that buyer makes to investor. Similar to Airbnb, as I mentioned.

	It's on a very long-term basis, five to seven years.
Roberto Gutierrez:	Yeah no, it's great. Thank you.
	How would the company withstand a market down turn or rising interest rates?
Justin Lee:	Yeah so I get this question a lot, obviously, as a real estate company. We all agree that home buying and real estate investment would slow down in a down turn and it would affect the business. On the other hand, the demand for home owner cash out and selling would increase. We also believe this is not always better that we stay down turn, because we actually lower the risks for investors and home buyer/home seller like everybody. Because everyone can diversify and buy lower percentage in different markets and we focus historically in the area that our more stable and the international market that might not be experienced down turns.
	On the rising interest rate, we actually tend to see that as a beneficial to equity sharing, because now it makes equity sharing more affordable with the rising mortgage rates. Even though they might be some investors who are demanding higher interest rates, higher rate of return, we believe actually equity sharing investment is actually more attractive since rental investment investor will also have a very difficult time getting a mortgage, buying a full house.
	So, fractional ownership, diversification would actually be a great benefit in that economic cycle.
Roberto Gutierrez:	Thank you. Awesome. Then how is this investment different per rate?
Justin Lee:	Yeah so most investor today are either buying full property rental investment, get a property manager or they invest in rate, which is obviously most of the [inaudible 00:19:56] is an investment trust. So if you're investing in [inaudible], you are basically investing in the company. That's backed by real estate assets. So there is also a lot of operating expenses. Due to public REIT you have volatility of stock market. If you're doing private REIT you have no equity. Most people can not invest in private. You have to be accredited investors. You also don't have any control over underlying investment. You don't know where money is really invested.
	The other thing about public REIT or even most private REIT, you're not allowed to vote for 1031 or tax benefit. You are getting a dividend from your investment. This actual ownership allow you to have all the tax benefit that come with actual ownership and buying a rental property without having to worry about all the maintenance and expenses of the property management.
Roberto Gutierrez:	Perfect. The next question is what are your competitor advantages and differentiators in the market?

Justin Lee: Right. We really believe that Zeehaus differentiators are technology, and helping people achieve home ownership. At the same time we're creating a better way for investors to diversify and invest. Equity sharing is very, like I mentioned earlier, it's one of very few possible ways, not the only way, to help solve our housing crisis and help home owners who don't have enough down payment.

There are alternative mortgage product like I mentioned, FHA loans, that require only 3.5%, 5% down payment, but they are very hard to qualify, both seller don't want to deal with them. So it's just not a viable solution, long-term solution. Combining the traditional ownership with trusts and introducing block chain without getting ahead of ourselves and trying to do everything on block chain, I think we have one that models that allows us to apply the technology of block chain and also build for the future.

Roberto Gutierrez: Then why do you use trusts and block chain to get it?

Justin Lee: So, the block chain, in my opinion, is going to change real estate. Whether it's the transfer information, whether it's getting rid of title insurance, or lowering the title insurance, escrow fees. Today you have to go through tremendous amount of screenings and review by multiple people department, just to confirm there's no problem with your title and you own the property, and block chain's going to change that.

Like I mentioned before, it's not ready yet. So, the best way today is to have this hybrid model of storing data on trusts, legally, so every single investment ownership is properly legalized with the government, with the trustee as the owner. Every change of owner or fraction ownership will be changed inside the trust as well as on a block chain. We're using hyper ledger because it's more flexible and this two model allow us to create liquidity and security and low cost ownership transfer.

Roberto Gutierrez: Great. Then my random question, you mentioned how you feel block chain is going to change investing and real estate. Can you elaborate a little bit more on that?

Justin Lee: Right. So, I think I pretty much covered that right. So the block chain, having block chain in general is [inaudible 00:24:39], block chain in general is best for security, best for trusts, best for money. Not everything is designed to be on block chain. All the dealings or transaction data, they don't need to be on block chain.

So when you're dealing with such a valuable asset, and security and the ownership title name and any claims about mortgage or mechanical things that are so critical block chain is one of best use cases where in real estate. It's applying to the real estate. So when we are changing the ownership instantly, without knowing who the other person on the other side or both sides are, we can verify is there any history? If you are the real seller/owner by providing your approved identity, which is the private key.

So that's how we are using the block chain, and especially in the equity sharing ownership model. Now we have 100 investors, 100 owners, and block chain becomes one of the best thing that's probably going to happen to real estate. We also storing payment history for the users. We are recording reviews. If when we launch our community, if real estate agent want to come to our business and buy or sell, in the review it's tamper proof.

So there is a long list of things that we believe or say can be changed because of block chain.

Roberto Gutierrez: Well, thank you so much. Really fascinating. If you are looking to invest in Zeehaus, just go to MicroVentures.com and click on the link Crowdfunding and find the Zeehaus opportunity there.

Thank you so much Justin.

Justin Lee: Thank you Roberto. Thank you everyone.

Roberto Gutierrez: Yeah super excited to see and follow Zeehaus in the future. It's already doing very well on MicroVentures and continues to grow. Thank you all very much and we'll be sharing this video with everybody and look forward to hearing from your ventures. Have a good day.

Justin Lee: Cheers, bye.